Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place Sydney NSW 2000 GPO Box 4294 Sydney NSW 1164	Telephone (61 2) 8232 3333 Facsimile (61 2) 8232 7780 Telex 122246 Internet http://www.macquarie.com.au DX 10287 SSE SWIFT MACQAU2S	Treasury 8232 3600 Facsimile 8232 4227 Foreign Exchange 8232 3666 Facsimile 8232 3019 Metals and Mining 8232 3444 Facsimile 8232 3590 Futures 9231 1028 Telex 72263 Debt Markets 8232 8569 Facsimile 82



31 May 2006

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America



MACQUARIE
BANK

Dear Sir/Madam

Macquarie Bank Limited (File Number 82-34740) documents for lodgement

Please find relevant documents for Macquarie Bank Limited for lodgement to
satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
<u>Company Secretary</u>



PROCESSED

JUN 0 6 2006

THOMSON
FINANCIAL



Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	15,906
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

24/10/2005 Appendix 3B Page 1

4	Do the ⁺securities rank equally in all respects from the date of allotment with an existing ⁺class of quoted ⁺securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes

5	Issue price or consideration	3,767 @ $24.42 3,524 @ $28.74 1,115 @ $33.11 7,500 @ $34.71

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/a shares were issued on exercise of employee options.

7	Dates of entering ⁺securities into uncertificated holdings or despatch of certificates	15,906 on 25/05/06

	Number	+Class
8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	243,108,565	Fully Paid Ordinary Shares
	4,000,000	Macquarie Income Securities (MBLHB)

	Number	+Class
9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	31,279,671	Options over Ordinary Shares at various exercise prices
	350,000	Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18   Names of countries in which the entity has ⁺security holders who will not be sent new issue documents

   Note: Security holders must be told how their entitlements are to be dealt with.

   Cross reference: rule 7.7.

19   Closing date for receipt of acceptances or renunciations

20   Names of any underwriters

21   Amount of any underwriting fee or commission

22   Names of any brokers to the issue

23   Fee or commission payable to the broker to the issue

24   Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of ⁺security holders

25   If the issue is contingent on ⁺security holders' approval, the date of the meeting

26   Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27   If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28   Date rights trading will begin (if applicable)

29   Date rights trading will end (if applicable)

30   How do ⁺security holders sell their entitlements *in full* through a

broker?

31 How do ⁺security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do ⁺security holders dispose *of their entitlements (except by sale through a broker)?*

33 ⁺Despatch date

Part 3 - Quotation of securities
You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ⊠ Securities described in Part 1

(b) ☐ All other securities

> Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the ⁺securities are ⁺equity securities, the names of the 20 largest holders of the additional ⁺securities, and the number and percentage of additional ⁺securities held by those holders

36 ☐ If the ⁺securities are ⁺equity securities, a distribution schedule of the additional ⁺securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional ⁺securities

Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

38	Number of securities for which +quotation is sought	

39	Class of +securities for which quotation is sought	

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1   +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2   We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 25 May 2006
                (Company Secretary)

Print name: Dennis Leong

== == == == ==

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available.   Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	H K McCann
Date of last notice	10 March 2006 but this is the first notice re Macquarie CountryWide Trust ("MCW") units.

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Units held by H J McCann Investments Pty Limited as trustee of HK McCann Superannuation Fund, of which H K McCann is a beneficiary.
Date of change	23 May 2006
No. of securities held prior to change	Nil
Class	MCW units
Number acquired	60,000 units
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$1.85 per unit
No. of securities held after change	60,000 units
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

G:\CAG\COS\DLeong\BRD\ASX notices\MCCANN\hkm26052006.doc

+ See chapter 19 for defined terms.

Appendix 3Y Page 1

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

26 May 2006

Rule 2.7, 3.10.3, 3.10.4

Appendix 3B

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	30,780
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the ⁺securities rank equally in all respects from the date of allotment with an existing ⁺class of quoted ⁺securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes

5	Issue price or consideration	20,832 @ $28.74 778 @ $30.51 1,668 @ $33.45 5,834 @ $34.71 1,668 @ $36.08

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/a shares were issued on exercise of employee options.

7	Dates of entering ⁺securities into uncertificated holdings or despatch of certificates	30,780 on 26/05/06

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	243,139,345	Fully Paid Ordinary Shares
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	31,267,891	Options over Ordinary Shares at various exercise prices
		350,000	Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents	
	Note: Security holders must be told how their entitlements are to be dealt with.	
	Cross reference: rule 7.7.	

19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a	

+ See chapter 19 for defined terms.

broker?

31   How do +security holders sell *part*
        of their entitlements through a
        broker and accept for the balance?

32   How do +security holders dispose
        of their entitlements (except by sale
        through a broker)?

33   +Despatch date

Part 3 - Quotation of securities
You need only complete this section if you are applying for quotation of securities

34   Type of securities
        (*tick one*)

(a)   ☒   Securities described in Part 1

(b)   ☐   All other securities

                Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee
                incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

*Tick to indicate you are providing the information or
documents*

35   ☐   If the +securities are +equity securities, the names of the 20 largest holders of the
                additional +securities, and the number and percentage of additional +securities held by
                those holders

36   ☐   If the +securities are +equity securities, a distribution schedule of the additional
                +securities setting out the number of holders in the categories
                1 - 1,000
                1,001 - 5,000
                5,001 - 10,000
                10,001 - 100,000
                100,001 and over

37   ☐   A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

38   Number of securities for which
      +quotation is sought

39   Class of +securities for which
      quotation is sought

40   Do the +securities rank equally in all
      respects from the date of allotment
      with an existing +class of quoted
      +securities?

      If the additional securities do not
      rank equally, please state:
      • the date from which they do
      • the extent to which they
        participate for the next dividend,
        (in the case of a trust,
        distribution) or interest payment
      • the extent to which they do not
        rank equally, other than in
        relation to the next dividend,
        distribution or interest payment

41   Reason for request for quotation
      now

      Example: In the case of restricted securities, end of
      restriction period

      (if issued upon conversion of
      another security, clearly identify that
      other security)

Number	+Class

42   Number and +class of all +securities
      quoted on ASX (*including* the
      securities in clause 38)

Quotation agreement

1   +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2   We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 26 May 2006
                   (Company Secretary)

Print name: Dennis Leong

== == == == ==

ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Energy Capital 8232 3444 Facsimile 8232 3590
Futures 8232 7580 Facsimile 8232 4412
Debt Markets 8232 8560 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

Macquarie Bank Limited.

File Number: 82-34740

ASX/Media Release


MACQUARIE BANK

MACQUARIE BANK ISSUES SUBORDINATED NOTES

26 May 2006 – Macquarie Bank Limited ('Macquarie') announced today it had priced an A$300 million 11 non-call 6 year Subordinated Note issue. Issue details were as follows:

Instrument:	Subordinated Notes issued under the Macquarie US$15 Billion Debt Instrument Programme
Expected Issue Rating:	S&P A- (outlook stable)
	Moody's A3 (outlook positive)
	Fitch A (outlook stable)
Structure:	11 year non-call 6 year
Maturity Date:	31 May 2017 (if not called prior to this date)
Call Option	Macquarie has the right to call the Notes on each interest payment date on or after 31 May 2012 (or at any time if certain tax or regulatory events occur). All calls are subject to prior APRA approval
Settlement Date:	31 May 2006
Step-up:	50 basis points
Withholding tax:	The notes are exempt from withholding tax and can be sold to offshore investors
Total Issue Amount:	A$300,000,000

Tranche 1:	Fixed Rate Notes, converting to floating rate if not called after 6 years
Amount:	A$150,000,000
Coupon:	6.50 % p.a., semi annually in arrears
Spread over swap:	35 basis points
Yield:	6.515%
Issue Price:	99.926%

Tranche 2:	Floating Rate Notes
Amount:	A$150,000,000
Coupon:	3 month BBSW + 35 basis points, quarterly in arrears
Issue Price:	Par

Lead Manager:	Macquarie Bank Limited, Debt Markets Division
Co-Managers:	ABN AMRO Bank NV, Australia Branch
	Citigroup Global Markets Australia Pty Limited
	Commonwealth Bank of Australia
	National Australia Bank Limited
Registrar:	Austraclear Services Limited

For further information, please contact:

Craig Shapiro	Angus Cameron
Executive Director, Treasury	Division Director, Debt Finance
Macquarie Bank Limited	Macquarie Bank Limited
Tel: (02) 8232 3375	Tel: (02) 8232 9992



Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John G Allpass
Date of last notice	16 May 2006 but 19 July 2005 re Macquarie Bank Limited ("MBL") shares.

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	MBL shares held by John Allpass Pty Limited, a trustee for a superannuation fund of which John Allpass is a beneficiary. MBL shares held by Allpass Investments Pty Limited, a company in which John Allpass has a relevant interest.
Date of change	23 May 2006
No. of securities held prior to change	• 3,240 shares held by John Allpass (of which 2,579 have been acquired via the Macquarie Bank Non-Executive Director Share Acquisition Plan); • 2,738 shares held by Allpass Investments Pty Limited; and • 10,585 shares held by John Allpass Pty Limited.
Class	MBL fully paid ordinary shares
Number acquired	250 shares

G:\CAG\COS\DLeong\BRD\ASX notices\ALLPASS\jga29052006.doc

Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$63.58 per share
No. of securities held after change	• 3,240 shares held by John Allpass (of which 2,579 have been acquired via the Macquarie Bank Non-Executive Director Share Acquisition Plan); • 2,738 shares held by Allpass Investments Pty Limited; and • 10,835 shares held by John Allpass Pty Limited.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder **(if issued securities)**	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

29 May 2006

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John R Niland AC
Date of last notice	1 March 2006 but 19 July 2005 re Macquarie Bank Limited ("MBL") shares.

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and indirect.
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares held by Carmel Niland and John Niland as trustees for the Niland Family Superannuation Fund, of which John Niland is a joint beneficiary with Carmel Niland. Shares held by John Niland and Carmel Niland as trustees for the Niland Family Superannuation Fund (No 2), of which John Niland is the beneficiary.
Date of change	26 May 2006
No. of securities held prior to change	MBL Fully Paid Ordinary Shares: 2,309 shares held directly by John Niland (acquired via the Macquarie Bank Non-Executive Director Share Acquisition Plan). 800 shares held by Carmel Niland and John Niland as trustee for the Niland Family Superannuation Fund, of which John Niland is a joint beneficiary with Carmel Niland. 1,000 shares held by John Niland and Carmel Niland as trustees for the Niland Family Superannuation Fund (No 2), of which John Niland is the beneficiary.

G:\CAG\COS\DLeong\BRD\ASX notices\Niland\jrn300506.doc

Class	MBL fully paid ordinary shares
Number acquired	500 shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$65.70 per share
No. of securities held after change	MBL Fully Paid Ordinary Shares: 2,309 shares held directly by John Niland (acquired via the Macquarie Bank Non-Executive Director Share Acquisition Plan). 1,300 shares held by Carmel Niland and John Niland as trustee for the Niland Family Superannuation Fund, of which John Niland is a joint beneficiary with Carmel Niland. 1,000 shares held by John Niland and Carmel Niland as trustees for the Niland Family Superannuation Fund (No 2), of which John Niland is the beneficiary.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder **(if issued securities)**	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated: 30 May 2006

G:\CAG\COS\DLeong\BRD\ASX notices\Niland\jm300506.doc

+ See chapter 19 for defined terms.



Appendix 3B

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	8,516
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the †securities rank equally in all respects from the date of allotment with an existing †class of quoted †securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes

5	Issue price or consideration	5,333 @ $28.74 500 @ $34.71 2,683 @ $47.82

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/a shares were issued on exercise of employee options.

7	Dates of entering †securities into uncertificated holdings or despatch of certificates	8,516 on 30/05/06

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	243,147,861	Fully Paid Ordinary Shares
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	31,259,375	Options over Ordinary Shares at various exercise prices
		350,000	Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

18   Names of countries in which the
      entity has ⁺security holders who
      will   not   be   sent   new   issue
      documents

      Note: Security holders must be told how their
      entitlements are to be dealt with.

      Cross reference: rule 7.7.

19   Closing   date   for   receipt   of
      acceptances or renunciations

20   Names of any underwriters

21   Amount of any underwriting fee or
      commission

22   Names of any brokers to the issue

23   Fee or commission payable to the
      broker to the issue

24   Amount   of   any   handling   fee
      payable   to   brokers   who   lodge
      acceptances   or   renunciations   on
      behalf of ⁺security holders

25   If   the   issue   is   contingent   on
      ⁺security   holders'   approval,   the
      date of the meeting

26   Date   entitlement   and   acceptance
      form   and   prospectus   or   Product
      Disclosure Statement will be sent to
      persons entitled

27   If the entity has issued options, and
      the terms entitle option holders to
      participate on exercise, the date on
      which notices will be sent to option
      holders

28   Date   rights   trading   will   begin   (if
      applicable)

29   Date   rights   trading   will   end   (if
      applicable)

30   How do ⁺security holders sell their
      entitlements   *in   full*   through   a

+ See chapter 19 for defined terms.

broker?

31 How do +security holders sell *part of their entitlements through a broker and accept for the balance?*

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
   (*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

   Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
   1 - 1,000
   1,001 - 5,000
   5,001 - 10,000
   10,001 - 100,000
   100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

38	Number of securities for which +quotation is sought	

39	Class of +securities for which quotation is sought	

40   Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41   Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

	Number	+Class
42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1   +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2   We warrant the following to ASX.

   •   The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

   •   There is *no reason why those +securities should not be granted +quotation.*

   •   An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

        Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

   •   Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

   •   If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 30 May 2006
                (Company Secretary)

Print name: Dennis Leong

== == == == ==

Macquarie Bank Limited.   Appendix 3B
New issue announcement

File Number: 82-34740

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,
application for quotation of additional securities
and agreement



Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	17,082
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4   Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

Yes

5   Issue price or consideration

250 @ $28.74 4,166 @ $31.31 4,166 @ $33.76 8,500 @ $34.71

6   Purpose of the issue
(If issued as consideration for the acquisition of assets, clearly identify those assets)

N/a shares were issued on exercise of employee options.

7   Dates of entering +securities into uncertificated holdings or despatch of certificates

17,082 on 31/05/06

Number	+Class
243,164,943	Fully Paid Ordinary Shares
4,000,000	Macquarie Income Securities (MBLHB)

8   Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
31,242,293	Options over Ordinary Shares at various exercise prices
350,000	Non-cumulative Redeemable Preference Shares

9   Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

10   Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11   Is security holder approval required?

12   Is the issue renounceable or non-renounceable?

13   Ratio in which the +securities will be offered

14   +Class of +securities to which the offer relates

15   +Record date to determine entitlements

16   Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17   Policy for deciding entitlements in relation to fractions

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has ⁺security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of ⁺security holders	
25	If the issue is contingent on ⁺security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do ⁺security holders sell their entitlements *in full* through a	

+ See chapter 19 for defined terms.

broker?

31   How do ⁺security holders sell *part*
      of their entitlements through a
      broker and accept for the balance?

32   How do ⁺security holders dispose
      of their entitlements (except by sale
      through a broker)?

33   ⁺Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34   Type of securities
      (*tick one*)

(a)   ☒   Securities described in Part 1

(b)   ☐   All other securities

            Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee
            incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

*Tick to indicate you are providing the information or
documents*

35   ☐   If the ⁺securities are ⁺equity securities, the names of the 20 largest holders of the
            additional ⁺securities, and the number and percentage of additional ⁺securities held by
            those holders

36   ☐   If the ⁺securities are ⁺equity securities, a distribution schedule of the additional
            ⁺securities setting out the number of holders in the categories
            1 - 1,000
            1,001 - 5,000
            5,001 - 10,000
            10,001 - 100,000
            100,001 and over

37   ☐   A copy of any trust deed for the additional ⁺securities

Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

38	Number of securities for which ⁺quotation is sought	

39	Class of ⁺securities for which quotation is sought	

40 Do the ⁺securities rank equally in all respects from the date of allotment with an existing ⁺class of quoted ⁺securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

Number	⁺Class

42 Number and ⁺class of all ⁺securities quoted on ASX (*including* the securities in clause 38)

Quotation agreement

1   +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2   We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 31 May 2006
                    (Company Secretary)

Print name: Dennis Leong

== == == == ==